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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             CRYENCO SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22889K 20 4
                      ------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  22889K 20 4                13G                     PAGE 2 OF 4 PAGES
                                      ---


1.      Name Of Reporting Person
        S.S. or I.R.S. Identification No. Of Above Person

               Alfred Schechter
        ------------------------------------------------------------------------

2.      Check The Appropriate Box If A Member Of A Group*

                                                                       (a)  [ ]
        N/A                                                            (b)  [ ]
        ------------------------------------------------------------------------

3.      SEC Use Only

        ------------------------------------------------------------------------

4.      Citizenship Or Place Of Organization

               United States of America
        ------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

5.      Sole Voting Power

                             300,853
         -----------------------------------------------------------------------
6.      Shared Voting Power

                             100,000
         -----------------------------------------------------------------------

7.      Sole Dispositive Power

                             300,853
        ------------------------------------------------------------------------

8.      Shared Dispositive Power

                             100,000
         -----------------------------------------------------------------------


9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                             400,853
        ------------------------------------------------------------------------


10. Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares* ---------------------------------------------------------------------[ ]

11.     Percent Of Class Represented By Amount In Row 9

                             5.7%
        ------------------------------------------------------------------------

12.     Type Of Reporting Person*

                             IN
        ------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.  22889K 20 4                13G                     PAGE 3 OF 4 PAGES
                                      ---


                     SCHEDULE 13G

Item 1(a).      Name of Issuer:
                       Cryenco Sciences, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                       3811 Joliet Street
                       Denver, Colorado  80239

Item 2(a).      Name of Person Filing:
                       Alfred Schechter

Item 2(b).      Address of Principal Business Office or, if None, Residence:
                       Cryenco Sciences, Inc.
                       c/o Charterhouse Group International, Inc.
                       535 Madison Avenue - 28th Floor
                       New York, New York 10028

Item 2(c).      Citizenship:
                       United States of America

Item 2(d).      Title of Class of Securities:
                       Class A common stock, par value $.01 per share

Item 2(e).      CUSIP Number:
                       22889K  20  4

Item 3.         Not Applicable

Item 4.         Ownership:

                (a)    Amount Beneficially Owned:  400,853
                (b)    Percent of Class:  5.7%
                (c)    Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote: 300,853
                       (ii)  shared power to vote or to direct the vote:
                             100,000

                       (iii) sole power to dispose or to direct the disposition
                             of: 300,853

                       (iv) shared power to dispose or to direct the disposition of: 100,000


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CUSIP NO.  22889K 20 4                13G                     PAGE 4 OF 4 PAGES
                                      ---

Item 5.                      Ownership of Five Percent or Less of a Class:

                                    Not Applicable

Item 6.                      Ownership  of  More  than Five Percent on Behalf of
                             Another Person:

                                    The 100,000 shares as to which the reporting
                             person has shared voting and dispositive power are owned by The Schechter Foundation, Inc., a private foundation for which the reporting person serves as president.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                    Not Applicable

Item 8. Identification and Classification of Members of the Group:

                                    Not Applicable

Item 9.                      Notice of Dissolution of Group:

                                    Not Applicable

Item 10.                     Certification:

                                    Not Applicable

                                           Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                                                          February 3, 1997
                                                          ---------------------
                                                          (Date)

                                                          /s/ Alfred Schechter
                                                          ---------------------
                                                          (Signature)

                                                          Alfred Schechter
                                                          ---------------------
                                                          (Name)